Exhibit 99.4

Stock Code：8150

南茂科技股份有限公司
ChipMOS TECHNOLOGIES INC.

2026

Annual Shareholders' Meeting
Meeting Handbook

(This English translation is prepared in accordance with the Chinese version and is for reference purposes only. If there are any inconsistency between the Chinese original and this translation, the Chinese version shall prevail.)

Table of Contents

A.	Meeting Procedure		1

B.	Meeting Agenda		2

	I.	Chairman’s Opening Remarks	3

	II.	Report Items	3

	III.	Matters for Ratification	4

	IV.	Matters for Discussion	5

	V.	Extemporary Motions	6

C.	Attachments

	1.	Business Report	7

	2.	Audit Committee’s Review Report	10

	3.	Report of Independent Accountants and Financial Statements	11

	4.	Earnings Distribution Table	32

	5.	List of Release the Prohibition on Directors from Participation in Competitive Business	33

D.	Appendix

	1.	Rules of Procedure for Shareholders’ Meeting	34

	2.	Articles of Incorporation	47

	3.	Shareholdings of All Directors	53

A. Meeting Procedure

I.
Call Meeting to Order
II.
Chairman Takes Chair
III.
Chairman’s Opening Remarks
IV.
Report Items
V.
Matters for Ratification
VI.
Matters for Discussion
VII.
Extemporary Motions
VIII.
Meeting Adjourned

B. Meeting Agenda

Shareholders’ meeting will be held by means of: Physical shareholders’ meeting

Time: 9:00 a.m., May 26, 2026 (Tuesday)

Place: Hsinchu Science Park Life Hub

(Einstein Hall, 2F., No. 1, Industry E. 2nd Rd., Hsinchu Science Park, Hsinchu City, Taiwan)

Chairman: Mr. Shih-Jye Cheng, Chairman of the Board of Directors

I.
Chairman’s Opening Remarks
II.
Report Items
1.
Company’s business report for fiscal year 2025.
2.
Audit Committee’s review report of the financial statements.
3.
Report of the status of distributable compensation for employees and remuneration for directors for fiscal year 2025.
4.
Report of the repurchase of shares.
III.
Matters for Ratification
1.
Adoption of the business report and financial statements for fiscal year 2025.
2.
Adoption of the earnings distribution plan for fiscal year 2025.
IV.
Matters for Discussion
1.
Cash distributed from capital surplus.
2.
Release the prohibition on directors from participation in competitive business under Article 209 of the Company Act.
V.
Extemporary Motions
VI.
Meeting Adjourned

I.
Chairman’s Opening Remarks
II.
Report Items

Item 1

Subject: Company’s business report for fiscal year 2025.

Explanatory Note:

Please refer to Attachment 1, page 7~9, for 2025 Business Report.

Item 2

Subject: Audit Committee’s review report of the financial statements.

Explanatory Note:

Please refer to Attachment 2, page 10, for Audit Committee’s Review Report.

Item 3

Subject: Report of the status of distributable compensation for employees and remuneration for directors for fiscal year 2025.

Explanatory Note:

1.
Article 25 of the Company’s Articles of Incorporation provides that if there is profit in any given year, the Company shall set aside 10% thereof as employee compensation, of which the amount distributed to non-executive employees shall not be less than 3% of the profit. The board of directors may resolve to pay said compensation in the form of shares or cash. Such compensation may be paid to the employees of an affiliated company who meet the conditions set by the board of directors. The board of directors may resolve to set aside no more than 0.5% of the above-mentioned profit as the remuneration of the directors. If the Company has accumulated losses, the amount for making up said losses shall be reserved before setting aside the compensation for the employees and the remuneration of directors at the rates stated above.
2.
Company’s profit before tax prior to the deduction of the distributable compensation of employees and remuneration for directors for 2025 was NT$650,609,309. It is proposed to set aside NT$65,060,930 as employees’ compensation, and NT$1,626,523 as directors’ remuneration, all in cash.
3.
The foregoing amounts have been adopted by the Board of Directors after being approved by the Remuneration Committee and is hereby reported at the annual shareholders’ meeting.

Item 4

Subject: Report of the repurchase of shares.

Explanatory Note:

1.
The Company’s Board of Directors resolution to repurchase shares in order to transfer to employees on May 13, 2025. The actual implementation details of the repurchase of the shares are as follows:

Numbers of shares repurchased	Scheduled	15,000,000
	Actual	9,105,000
Period of shares repurchased	Scheduled	2025.05.14~2025.07.13
	Actual	2025.05.14~2025.07.11
Range (average) repurchase price per share (NTD)	Scheduled	18.87~35.00
	Actual	28.22
Total repurchase amount (NTD)	Scheduled	Maximum 525,000,000
	Actual	256,939,675

Reason for non-completion of the current share repurchase

In order to protect the interests of shareholders and take into account the market mechanisms, the Company adopted a phased repurchase strategy within the price range depending on the stock price changes. As the result, the repurchase was not fully executed.

2.
The Company’s Board of Directors resolution to repurchase shares in order to maintain the Company’s credit and shareholders’ equity on September 2, 2025. The actual implementation details of the repurchase of the shares are as follows:

Numbers of shares repurchased	Scheduled	15,000,000
	Actual	12,717,000
Period of shares repurchased	Scheduled	2025.09.03~2025.11.01
	Actual	2025.09.03~2025.10.31
Range (average) repurchase price per share (NTD)	Scheduled	16.80~32.00
	Actual	28.72
Total repurchase amount (NTD)	Scheduled	Maximum 480,000,000
	Actual	365,222,801
Reason for non-completion of the current share repurchase

In order to protect the interests of shareholders and take into account the market mechanisms, the Company adopted a phased repurchase strategy within the price range depending on the stock price changes. As the result, the repurchase was not fully executed.

III.
Matters for Ratification

Item 1 Proposed by the Board of Directors

Subject: Adoption of the business report and financial statements for fiscal year 2025.

Explanatory Note:

1.
The Company’s 2025 Business Report and consolidated and parent company only Financial Statements have been approved by the Audit Committee and approved by the Board of Directors. It is hereby submitted to the annual shareholders’ meeting for approval.
2.
2025 Business Report, Report of Independent Accountants, and the aforementioned Financial Statements please refer to Attachment 1 on page 7~9, Attachments 3-1 and 3-2 on page 11~31.
3.
Based on the foregoing, this proposal is hereby submitted to the shareholders’ meeting for approval.

Resolution:

Item 2 Proposed by the Board of Directors

Subject: Adoption of the earnings distribution plan for fiscal year 2025.

Explanatory Note:

1.
The Company has earnings in 2025. After taking into consideration the Company’s capital expenditure and shareholders’ interests, and other relevant factors, the Company intends not to distribute dividends. Earnings Distribution Table please refer to Attachment 4, page 32.
2.
This item has been approved by the Audit Committee and approved by the Board of Directors, and is hereby submitted to the annual shareholders’ meeting for approval.
3.
Based on the foregoing, this proposal is hereby submitted to the shareholders’ meeting for approval.

Resolution:

IV.
Matters for Discussion

Item 1 Proposed by the Board of Directors

Subject: Cash distributed from capital surplus.

Explanatory Note:

1.
After taking into consideration the Company’s capital expenditure and shareholders’ interests, and other relevant factors, the Company intends to distribute to shareholders NT$860,979,245 from the capital surplus generating from share premium as cash dividends at NT$1.23 per share.
2.
In respect of the foregoing ratio of cash dividends distributed to shareholders, if any future event affects the total number of Company’s outstanding shares (for example, the Company repurchases shares) and causes changes in the total number of Company’s outstanding shares, the Chairman is authorized to adjust the distribution ratio based on the total amount of distribution approved by the 2026 annual shareholders’ meeting and the actual number of Company’s outstanding shares as of the record date of distribution.
3.
The aggregate amount of fractions less than NT$1 of the distribution from capital surplus shall be recognized as Company’s other income.
4.
This item has been approved by the Audit Committee and approved by the Board of Directors, and is hereby submitted to the annual shareholders’ meeting for discussion.
5.
Based on the foregoing, this proposal is hereby submitted for discussion at the shareholders’ meeting.

Resolution:

Item 2 Proposed by the Board of Directors

Subject: Release the prohibition on directors from participation in competitive business under Article 209 of the Company Act.

Explanatory Note:

1.
According to Article 209 of the Company Act, a director who does anything for himself or on behalf of another person that is within the scope of the company's business, shall explain to the meeting of shareholders the essential contents of such an act and secure its approval.
2.
It is hereby proposed to release the prohibition on directors from participation in competitive business at the 2026 annual shareholders’ meeting.
3.
Please refer to Attachment 5, page 33, for List of Release the Prohibition on Directors from Participation in Competitive Business.
4.
Based on the foregoing, this proposal is hereby submitted for discussion at the shareholders’ meeting.

Resolution:

V.
Extemporary Motions
VI.
Meeting Adjourned

Attachment 1

Business Report

As the industrial environment becomes increasingly severe and end-demand of consumer was still soft in 2025, despite our 2025 annual revenue increased compared to 2024 driven by the memory product strong rebound since second half of 2025, however, profit still declined compared to 2024 due to the influence of large fluctuations of foreign exchange rate. By cautiously stable operating strategy, in line with industry trend and customer requirements, ChipMOS will keep moving forward, expanding the core technologies and product developments to maintain growth momentum and improve profitability. The followings are the major operating results of 2025:

Business Results in 2025

Achievements of Business Plan Implementation

Consolidated revenue for the fiscal year ended December 31, 2025 was NT$23.93 billion, which was up 5.5% from 2024. The consolidated gross margin for the year was 10.8%. In individual product lines, memory product revenue increased 26.6% from 2024, and represented 46.0% of 2025 total revenue. Benefited by customers’ re-stocking, the revenues of DRAM and Flash increased 24.0% and 28.3% from 2024, respectively. The revenue of display panel driver IC (DDIC) related products, including gold bump decreased 11.6% from 2024 and represented 44.1% of 2025 total revenue. Driven by penetration ratio of automotive electronics, the revenue of automotive application increased 15.8% from 2024.

Budget Execution

In response to soft end demand of consumer product, we strictly control the capital expenditure related to capacity expansion except the quality improvement and R&D activities. Our 2025 CapEx was NT$3.67 billion, which represented about 15.3% of 2025 annual revenue.

Financial Performance and Profitability Analysis

The profit attributable to equity holders of the Company and the basic earnings per share were NT$0.50 billion and NT$0.70 for 2025. Till the end of 2025, the aggregated amount of ChipMOS’ consolidated assets were NT$45.35 billion and the cash and cash equivalents was NT$14.86 billion. The consolidated liabilities were NT$21.34 billion with the consolidated liabilities to assets ratio of 47.1%. The equity attributable to equity holders of the Company was NT$24.01 billion with the Return on Equity (ROE) was 2.0% for 2025. Overall, ChipMOS has strengthened financial structure.

Research and Developments

Single integrated device and the thinning & small foot print requirements are driving the packaging technology development with the rising of emerging applications such as AI and 5G, and the popularity of mobile devices. We completed the following technologies development results in 2025:

(1)
Develop silver alloys bump technology for display panel driver IC application;
(2)
Develop 1M1P Re-distribution layer (RDL) for memory product;
(3)
Develop double-layer COF with IC technology for Micro-LED TV display application;
(4)
Develop non-rectangular gold bumps for using in COF flexible board packaging process technology;
(5)
Flip-chip and wire bond hybrid package technology development;
(6)
Thermal enhanced FCCSP with heat spreader assembly technology development.

Honors and Awards

ChipMOS is committed to improve the quality of corporate governance and perform corporate social responsibility. In the meantime, we integrated our core business and sustainability vision of ChipMOS to support the UN’s sustainable development goals (SDGs) by specific solid actions. In the areas of environmental, social and governance (ESG), ChipMOS has been honored with the “Top 100 Sustainable Development Enterprises Award” and the “Corporate Sustainability Report - Electronic Information Manufacturing Industry - Platinum Class” award for its sustainability concept and practices for nine consecutive years. This year, Company also, for the first time, won the Sustainability Single Performance Awards for “Sustainable Supply Chain Leader”, and "Water Resources Management Leader" again. After first receiving the award in 2022, ChipMOS has once again honored the 2025 National Sustainable Development Awards for Corporate. This honor not only recognizes ChipMOS but also reflects the Company's ongoing efforts in sustainable governance, employee well-being, energy conservation and emission reduction, and supply chain collaboration, which have translated into tangible results. ChipMOS will continue to invest in sustainable practices with a longer-term vision, and work with various stakeholders to promote environmental protection, social inclusion and corporate governance to create a more sustainable future.

Outline of 2026 Business Plan

Business Policy

ChipMOS continues to focus on the strengths of technical services for packaging and testing products, accelerating the implementation of intelligent factory, and effectively enhancing productivity and quality through AI implementation. We will continue to closely monitor end-market trends and adjust product strategies based on industry developments to capture growing business opportunities, while adjusting assets allocation to support the bottleneck capacity expansion of memory products, and the capacity demand of customers’ new long-term development projects. Meanwhile, we are also actively practicing ESG management and sustainable development for the Company. Based on the industry and market outlook, customers’ further demand and our capacity situation, the estimated sales volume in 2026 is listed as following:

Sales Items	Estimated Sales Volume
Assembly	Approx. 2.85 billion pieces
Testing	Approx. 3.36 billion pieces
LCDD	Approx. 1.30 billion pieces
Bumping	Approx. 1.00 million wafers

Key Production and Marketing Strategies

In response to the increasingly serious competition in domestic and foreign markets, we continue to focus our investments on supporting of higher growth, higher margin product areas. Additionally, ChipMOS is driving higher efficiency and profit through increased AI and automation to help further enhance product yields, product efficiency, and strengthen our operation. In the meantime, ChipMOS is also developing the lower cost assembly/testing solution to reduce operation cost and enhance the competition of Company. ChipMOS also actively implements the lower energy consumption actions to further reduce operation costs. We also plan to expand our logic and mixed-signal product portfolio and operation scope to enhance the long-term growth momentum of our logic and mixed-signal product line.

Key Strategies of Future Development

Looking ahead to 2026 and beyond, ChipMOS will continue to focus on the niche market regarding automotive electronics, as well as high-growth markets regarding smart mobile devices which are driven by the automation and intellectualization in industrial. Regarding to the advanced and core technologies, we continue to closely cooperate to customers. Based on our core technologies and strategic customers’ roadmap alignment, develop the related technologies and products, which not only could meet the diverse customers’ requirement, but also could diversify our product categories and strengthen our product mix for future high-growth, high margin products. Additionally, ChipMOS is also driving higher efficiency and profit by offering leading edge and reliable semi-conductor back end turnkey solutions and expanding the revenue scale of logic and mixed-signal products and portfolio from MEMS and TV SOC products to include PMIC of DDR5 modules, logic product for smart devices serving high-tech and healthcare. We also plan to support ASIC for AI related application products to be able to drive growth in revenue and profitability.

Impacts of External Competition, Regulation and Macroeconomics

By catching up the industry trend and grasping the opportunity of product growth, ChipMOS will continuously focus on the core technology development, diversify the application field scope of our products and innovation to face more and more severe industrial environments and challenges. According to our global business strategies, we remain alongside our strategic customers for supporting their product development roadmap to make progress and grow with them, and to maximize value for our shareholders. In response to the more and more stricter regulatory requirements for greenhouse gas emissions and renewable energy such as green electricity, the Company not only has actively been practicing corporate sustainable development, and compliance with the related regulatory requirements of IFRS Sustainable Disclosure Guidelines, but also participated in the CDP voluntarily to well perform corporate social responsibilities. We thank you for your continuous support.

Chairman: Shih-Jye Cheng	President: Shih-Jye Cheng	Accounting Officer: Silvia Su

Attachment 2

Audit Committee’s Review Report

The Board of Directors has prepared the Company’s 2025 Business Report, Financial Statements, and proposal for allocation of earnings. The audit firm PricewaterhouseCoopers, Taiwan was retained to audit the Company’s Financial Statements and has issued an audit report. The Business Report, Financial Statements, and earnings allocation proposal have been reviewed and determined to be correct and accurate by the Audit Committee of the Company. According to relevant requirements of Article 14-4 of the Securities and Exchange Act and Article 219 of the Company Act, the Audit Committee hereby submits this report.

ChipMOS TECHNOLOGIES INC.

Convener of the Audit Committee: Yuh-Fong Tang

February 24, 2026

Attachment 3-1

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of ChipMOS TECHNOLOGIES INC.

Opinion

We have audited the accompanying consolidated balance sheets of ChipMOS TECHNOLOGIES INC. and its subsidiaries (the “Group”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, based on our audits and the report of other independent accountants, as described in the Other matters section of our report, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2025 and 2024, and its consolidated financial performance and its consolidated cash flows for the years then ended, in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations that came into effect as endorsed by the Financial Supervisory Commission.

Basis for opinion

We conducted our audits in accordance with the Regulations Governing Financial Statement Audit and Attestation Engagements of Certified Public Accountants and Standards on Auditing of the Republic of China. Our responsibilities under those standards are further described in the Independent accountants’ responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the Norm of Professional Ethics for Certified Public Accountants of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. Based on our audits and the report of other independent accountants, we believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Group’s 2025 consolidated financial statements. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

Key audit matters for the Group’s 2025 consolidated financial statements are stated as follows:

Measuring progress towards satisfaction of performance obligation

Description

Please refer to Note 4(28) to the consolidated financial statements for the accounting policies on revenue recognition; Note 5 for uncertainty of accounting estimates and assumptions of revenue recognition; and Note 6(20) for details of the revenue.

The Group’s revenue is primarily generated from the assembly and testing services of high-integration and high-precision integrated circuits based on customer’s specification, and is recognized based on measuring progress towards satisfaction of performance obligation during the service period. The Group recognized revenue associated with Assembly services, services for Display panel driver semiconductor assembly and testing and Bumping totaling NT$18,254,977 thousand for the year ended December 31, 2025. Such revenue is recognized over a period of time, during which the Group satisfied its performance obligations to the customer. The Group used an input method (input costs incurred as a percentage of total expected input costs) to measure the progress towards satisfaction of performance obligation and determine the amount of related revenue. Since the measurement of the progress towards satisfaction of performance obligation is complex and subject to management’s significant estimation, measuring progress towards satisfaction of performance obligation was identified as a key audit matter.

How our audit addressed the matter

Our key audit procedures performed in respect of the above included the following:

1.
Testing the effectiveness of controls relating to accounting for revenue generated from aforementioned services, including the controls addressing the completeness and accuracy of the data utilized and the management’s process to recognize and measure such revenue.
2.
Validating the reasonableness of total expected input costs incurred on a testing basis relating to aforementioned services, and recalculating management’s estimate of the progress towards satisfaction of performance obligation.
3.
Testing the reasonableness of management’s key assumptions to estimate the progress towards satisfaction of performance obligation (including utilizing data from recently completed services to estimate the progress towards satisfaction of performance obligation for in-progress services).

Other matters

Report of other independent accountants

We did not audit the financial statements of a certain investment accounted for using the equity method which were audited by other independent accountants. Therefore, our opinion expressed herein, insofar as it relates to the amounts included in the consolidated financial statements and the information on the investee disclosed in Note 13 is based solely on the reports of the other independent accountants. The balance of this investment accounted for using the equity method amounted to NT$159,271 thousand and NT$293,089 thousand, constituting 0.4% and 0.6% of the consolidated total assets as of December 31, 2025 and 2024, respectively, and total net comprehensive income including the share of profit and other comprehensive (loss) income of associate accounted for using the equity method amounted to (NT$122,157) thousand and NT$18,503 thousand, constituting (21.0%) and 1.2% of the consolidated total comprehensive income for the years then ended, respectively.

Parent company only financial reports

We have audited and expressed an unmodified opinion with other matters paragraph on the parent company only financial statements of ChipMOS TECHNOLOGIES INC. as of and for the years ended December 31, 2025 and 2024.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations that came into effect as endorsed by the Financial Supervisory Commission, and for such internal controls as management determines are necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the Audit Committee, are responsible for overseeing the Group’s financial reporting process.

Independent accountants’ responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but it is not a guarantee that an audit conducted in accordance with the Standards on Auditing of the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the Standards on Auditing of the Republic of China, we exercise professional judgment and professional skepticism throughout the audit. We also:

1.
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.
2.
Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal controls.
3.
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
4.
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Group to cease to continue as a going concern.
5.
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the footnote disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group’s audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding the planned scope and timing of the audit, and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ Chia-Hung Lin	/s/ Fang-Yu Wang

Chia-Hung Lin Fang-Yu Wang

For and on behalf of PricewaterhouseCoopers, Taiwan

February 24, 2026

------------------------------------------------------------------------------------------------------------------------------------------------------

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

			December 31, 2025		December 31, 2024
Assets		Notes	Amount	%	Amount	%
	Current assets
1100	Cash and cash equivalents	6(1)	$14,858,903	33	$15,219,039	34
1110	Current financial assets at fair value through profit or loss	6(2)	73,150	-	68,970	-
1136	Current financial assets at amortized cost	6(3)	45,963	-	46,080	-
1140	Current contract assets	6(20)	568,088	1	397,747	1
1170	Accounts receivable, net	6(4)	6,042,574	13	5,010,154	11
1200	Other receivables		72,540	-	77,620	-
1220	Current tax assets		1,238	-	18	-
130X	Inventories	6(5)	3,356,503	8	2,694,594	6
1410	Prepayments		128,372	-	129,294	-
11XX	Total current assets		25,147,331	55	23,643,516	52
	Non-current assets
1517	Non-current financial assets at fair value through other comprehensive income	6(6)	135,172	-	103,013	-
1535	Non-current financial assets at amortized cost	6(3) and 8	43,219	-	43,034	-
1550	Investments accounted for using equity method	6(7)	190,210	1	320,213	1
1600	Property, plant and equipment	6(8) and 8	18,691,192	41	19,996,760	44
1755	Right-of-use assets	6(10)	823,311	2	1,026,591	3
1840	Deferred tax assets	6(26)	113,049	-	126,213	-
1920	Refundable deposits		21,608	-	19,852	-
1990	Other non-current assets		187,329	1	100,660	-
15XX	Total non-current assets		20,205,090	45	21,736,336	48
1XXX	Total assets		$45,352,421	100	$45,379,852	100

(Continued)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

			December 31, 2025		December 31, 2024
	Liabilities and Equity	Notes	Amount	%	Amount	%
	Liabilities
	Current liabilities
2100	Short-term bank loans	6(11)(29)	$2,706,072	6	$339,364	1
2150	Notes payable		1,596	-	773	-
2170	Accounts payable		1,166,973	3	698,199	1
2200	Other payables	6(12)	3,365,755	8	3,913,604	9
2220	Other payables – related parties	7	8,312	-	21,473	-
2230	Current tax liabilities		92,303	-	42,082	-
2250	Current provisions		78,982	-	35,924	-
2280	Current lease liabilities	6(29)	114,605	-	235,898	1
2320	Long-term bank loans, current portion	6(13)(29) and 8	2,896,893	6	3,326,042	7
2365	Current refund liabilities		10,333	-	36,396	-
2399	Other current liabilities		25,267	-	23,690	-
21XX	Total current liabilities		10,467,091	23	8,673,445	19
	Non-current liabilities
2540	Long-term bank loans	6(13)(29) and 8	9,867,797	22	10,432,539	23
2570	Deferred tax liabilities	6(26)	82,685	-	88,460	-
2580	Non-current lease liabilities	6(29)	740,311	2	821,057	2
2630	Long-term deferred revenue		108,018	-	122,293	-
2640	Net defined benefit liability, non-current	6(14)	57,670	-	146,638	1
2645	Guarantee deposits	6(29)	20,486	-	21,186	-
25XX	Total non-current liabilities		10,876,967	24	11,632,173	26
2XXX	Total liabilities		21,344,058	47	20,305,618	45
	Equity
	Equity attributable to equity holders of the Company
	Capital stock	6(16)
3110	Capital stock – common stock		7,045,231	16	7,272,401	16
	Capital surplus	6(17)
3200	Capital surplus		5,879,319	13	6,064,637	13
	Retained earnings	6(18)
3310	Legal reserve		3,268,022	7	3,121,210	7
3350	Unappropriated retained earnings		7,793,165	17	8,501,284	19
	Other equity interest	6(19)
3400	Other equity interest		150,741	-	114,702	-
3500	Treasury shares	6(16)	(128,115)	-	-	-
31XX	Equity attributable to equity holders of the Company		24,008,363	53	25,074,234	55
3XXX	Total equity		24,008,363	53	25,074,234	55
	Significant contingent liabilities and unrecognized contract commitments	9
	Significant events after the reporting period	11
3X2X	Total liabilities and equity		$45,352,421	100	$45,379,852	100

The accompanying notes are an integral part of these consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of New Taiwan dollars, except earnings per share)

			Years ended December 31,
			2025		2024
	Items	Notes	Amount	%	Amount	%
4000	Revenue	6(20)	$23,932,900	100	$22,695,909	100
5000	Cost of revenue	6(5)(24)(25)	(21,340,484)	(89)	(19,751,813)	(87)
5900	Gross profit		2,592,416	11	2,944,096	13
	Operating expenses	6(24)(25)
6100	Sales and marketing expenses		(119,798)	(1)	(128,733)	(1)
6200	General and administrative expenses		(491,696)	(2)	(478,553)	(2)
6300	Research and development expenses		(1,077,016)	(4)	(1,162,765)	(5)
6000	Total operating expenses		(1,688,510)	(7)	(1,770,051)	(8)
6500	Other income (expenses), net		238,787	1	99,892	-
6900	Operating profit		1,142,693	5	1,273,937	5
	Non-operating income (expenses)
7100	Interest income	6(21)	243,324	1	197,719	1
7010	Other income		76,081	-	58,089	-
7020	Other gains and losses	6(22)	(430,680)	(2)	393,565	2
7050	Finance costs	6(23)	(301,285)	(1)	(278,940)	(1)
7060	Share of (loss) profit of associates and joint ventures accounted for using equity method	6(7)	(142,856)	(1)	2,683	-
7000	Total non-operating (expenses) income		(555,416)	(3)	373,116	2
7900	Profit before income tax		587,277	2	1,647,053	7
7950	Income tax expense	6(26)	(92,160)	-	(227,058)	(1)
8200	Profit for the year		$495,117	2	$1,419,995	6
	Other comprehensive income (loss)
8311	Gain on remeasurements of defined benefit plans	6(14)	$62,804	-	$56,305	-
8316	Unrealized gain (loss) on valuation of equity instruments at fair value through other comprehensive income	6(6)(19)	32,159	-	(17,304)	-
8320	Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss	6(7)	22,084	-	16,978	-
8349	Income tax effect on components that will not be reclassified to profit or loss	6(26)	(18,992)	-	(7,801)	-
8310	Components of other comprehensive income that will not be reclassified to profit or loss		98,055	-	48,178	-
8361	Exchange differences on translation of foreign operations	6(19)	(11,732)	-	18,347	-
8365	Equity directly related to non-current assets held for sale	6(19)	-	-	43,094	-
8360	Components of other comprehensive (loss) income that will be reclassified to profit or loss		(11,732)	-	61,441	-
8300	Other comprehensive income, net of income tax		$86,323	-	$109,619	-
8500	Total comprehensive income for the year		$581,440	2	$1,529,614	6
9750	Earnings per share – basic	6(27)	$0.70		$1.95
9850	Earnings per share – diluted	6(27)	$0.69		$1.93

The accompanying notes are an integral part of these consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of New Taiwan dollars)

		Equity attributable to equity holders of the Company
				Retained earnings		Other equity interest
	Notes	Capital stock – common stock	Capital surplus	Legal reserve	Unappropriated retained earnings	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Equity directly related to non-current assets held for sale	Treasury shares	Total equity
Year 2024
Balance at January 1, 2024		$7,272,401	$6,064,637	$2,930,973	$8,532,433	$(656)	$96,958	$(43,094)	$-	$24,853,652
Profit for the year		-	-	-	1,419,995	-	-	-	-	1,419,995
Other comprehensive income	6(19)	-	-	-	45,264	18,347	2,914	43,094	-	109,619
Total comprehensive income for the year		-	-	-	1,465,259	18,347	2,914	43,094	-	1,529,614
Appropriation of prior year’s earnings:
Legal reserve		-	-	190,237	(190,237)	-	-	-	-	-
Cash dividends		-	-	-	(1,309,032)	-	-	-	-	(1,309,032)
Disposal of investments in equity instruments at fair value through other comprehensive income	6(19)	-	-	-	2,861	-	(2,861)	-	-	-
Balance at December 31, 2024		$7,272,401	$6,064,637	$3,121,210	$8,501,284	$17,691	$97,011	$-	$-	$25,074,234
Year 2025
Balance at January 1, 2025		$7,272,401	$6,064,637	$3,121,210	$8,501,284	$17,691	$97,011	$-	$-	$25,074,234
Profit for the year		-	-	-	495,117	-	-	-	-	495,117
Other comprehensive income (loss)	6(19)	-	-	-	50,236	(11,732)	47,819	-	-	86,323
Total comprehensive income (loss) for the year		-	-	-	545,353	(11,732)	47,819	-	-	581,440
Appropriation of prior year’s earnings:	6(18)
Legal reserve		-	-	146,812	(146,812)	-	-	-	-	-
Cash dividends		-	-	-	(872,688)	-	-	-	-	(872,688)
Disposal of investments in equity instruments at fair value through other comprehensive income	6(19)	-	-	-	48	-	(48)	-	-	-
Purchase of treasury shares	6(16)	-	-	-	-	-	-	-	(943,867)	(943,867)
Cancellation of treasury shares	6(16)(17)(18)	(227,170)	(225,738)	-	(234,020)	-	-	-	686,928	-
Treasury shares transferred to employees	6(15)(16)(17)	-	36,956	-	-	-	-	-	128,824	165,780
Change in shareholding of equity investment	6(7)(17)	-	3,464	-	-	-	-	-	-	3,464
Balance at December 31, 2025		$7,045,231	$5,879,319	$3,268,022	$7,793,165	$5,959	$144,782	$-	$(128,115)	$24,008,363

The accompanying notes are an integral part of these consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax		$587,277	$1,647,053
Adjustments to reconcile profit (loss)
Depreciation expenses	6(8)(10)(24)	5,100,668	4,856,186
Expected credit losses (gains)		379	(1,020)
Gain on valuation of financial assets at fair value through profit or loss	6(2)(22)	(18,752)	(48,101)
Interest expense	6(23)	300,883	278,581
Interest income	6(21)	(243,324)	(197,719)
Dividend income		(2,622)	(1,320)
Share-based payments	6(15)	37,342	-
Share of loss (profit) of associates and joint ventures accounted for using equity method	6(7)	142,856	(2,683)
Gain on disposal of property, plant and equipment		(124,483)	(55,262)
Gain on disposal of non-current assets held for sale	6(9)(22)	-	(72,261)
Impairment loss on financial assets	6(7)(22)	10,000	-
Impairment loss on non-financial assets	6(8)	764	18,618
Gain from lease modifications		-	(13)
Deferred income		(24,277)	(22,003)
Changes in operating assets and liabilities
Changes in operating assets
Financial assets mandatorily measured at fair value through profit or loss		14,572	21,866
Current contract assets		(170,393)	(13,809)
Accounts receivable		(1,032,743)	317,191
Other receivables		(1,872)	(23,080)
Inventories		(661,909)	(125,946)
Prepayments		922	(9,021)
Changes in operating liabilities
Notes payable		823	289
Accounts payable		468,774	(86,720)
Other payables		(316,573)	143,234
Other payables – related parties		5,384	-
Current provisions		43,058	2,360
Current refund liabilities		(26,063)	(1,271)
Other current liabilities		1,577	79
Net defined benefit liability, non-current		(26,164)	(24,394)
Cash generated from operations		4,066,104	6,600,834
Interest received		248,578	191,049
Dividend received		5,317	3,810
Interest paid		(268,797)	(245,910)
Income tax paid		(54,762)	(609,201)
Net cash generated from operating activities		3,996,440	5,940,582

(Continued)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2025	2024
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at amortized cost		$(124,800)	$(94,845)
Proceeds from repayments of financial assets at amortized cost		122,841	87,035
Acquisition of investments accounted for using equity method	6(7)	-	(12,500)
Proceeds from disposal of non-current assets held for sale	6(9)	-	4,394,206
Acquisition of property, plant and equipment	6(28)	(3,851,238)	(5,081,154)
Proceeds from disposal of property, plant and equipment		249,868	74,709
(Increase) decrease in refundable deposits		(1,792)	922
Increase in other non-current assets		(144,368)	(6,811)
Increase in long-term deferred revenue		10,002	23,333
Net cash used in investing activities		(3,739,487)	(615,105)
CASH FLOWS FROM FINANCING ACTIVITIES	6(29)
Proceeds from short-term bank loans		8,556,519	3,225,758
Payments on short-term bank loans		(6,189,811)	(2,886,394)
Proceeds from long-term bank loans		3,502,998	1,078,496
Payments on long-term bank loans		(4,516,894)	(2,263,718)
Decrease in guarantee deposits		(700)	(49)
Payments on lease liabilities		(271,189)	(320,452)
Cash dividends paid	6(18)	(872,688)	(1,309,032)
Payments to acquire treasury shares	6(16)	(943,867)	-
Treasury shares sold to employees		128,438	-
Net cash used in financing activities		(607,194)	(2,475,391)
Effect of foreign exchange rate changes		(9,895)	14,918
Net (decrease) increase in cash and cash equivalents		(360,136)	2,865,004
Cash and cash equivalents at beginning of year		15,219,039	12,354,035
Cash and cash equivalents at end of year		$14,858,903	$15,219,039

The accompanying notes are an integral part of these consolidated financial statements

Attachment 3-2

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of ChipMOS TECHNOLOGIES INC.

Opinion

We have audited the accompanying parent company only balance sheets of ChipMOS TECHNOLOGIES INC. (the “Company”) as of December 31, 2025 and 2024, and the related parent company only statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and the notes to the parent company only financial statements, including a summary of significant accounting policies.

In our opinion, based on our audits and the report of other independent accountants, as described in the Other matters section of our report, the accompanying parent company only financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

Basis for opinion

We conducted our audits in accordance with the Regulations Governing Financial Statement Audit and Attestation Engagements of Certified Public Accountants and Standards on Auditing of the Republic of China. Our responsibilities under those standards are further described in the Independent accountants’ responsibilities for the audit of the parent company only financial statements section of our report. We are independent of the Company in accordance with the Norm of Professional Ethics for Certified Public Accountants of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. Based on our audits and the report of other independent accountants, we believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Company’s 2025 parent company only financial statements. These matters were addressed in the context of our audit of the parent company only financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

Key audit matters for the Company’s 2025 parent company only financial statements are stated as follows:

Measuring progress towards satisfaction of performance obligation

Description

Please refer to Note 4(26) to the parent company only financial statements for the accounting policies on revenue recognition; Note 5 for uncertainty of accounting estimates and assumptions of revenue recognition; and Note 6(19) for details of the revenue.

The Company’s revenue is primarily generated from the assembly and testing services of high-integration and high-precision integrated circuits based on customer’s specification, and is recognized based on measuring progress towards satisfaction of performance obligation during the service period. The Company recognized revenue associated with Assembly services, services for Display panel driver semiconductor assembly and testing and Bumping totaling NT$18,254,977 thousand for the year ended December 31, 2025. Such revenue is recognized over a period of time, during which the Company satisfied its performance obligations to the customer. The Company used an input method (input costs incurred as a percentage of total expected input costs) to measure the progress towards satisfaction of performance obligation and determine the amount of related revenue. Since the measurement of the progress towards satisfaction of performance obligation is complex and subject to management’s significant estimation, measuring progress towards satisfaction of performance obligation was identified as a key audit matter.

How our audit addressed the matter

Our key audit procedures performed in respect of the above included the following:

1.
Testing the effectiveness of controls relating to accounting for revenue generated from aforementioned services, including the controls addressing the completeness and accuracy of the data utilized and the management’s process to recognize and measure such revenue.
2.
Validating the reasonableness of total expected input costs incurred on a testing basis relating to aforementioned services, and recalculating management’s estimate of the progress towards satisfaction of performance obligation.
3.
Testing the reasonableness of management’s key assumptions to estimate the progress towards satisfaction of performance obligation (including utilizing data from recently completed services to estimate the progress towards satisfaction of performance obligation for in-progress services).

Other matters

Report of other independent accountants

We did not audit the financial statements of a certain investment accounted for using the equity method which were audited by other independent accountants. Therefore, our opinion expressed herein, insofar as it relates to the amounts included in the parent company only financial statements and the information on the investee disclosed in Note 13 is based solely on the reports of the other independent accountants. The balance of this investment accounted for using the equity method amounted to NT$159,271 thousand and NT$293,089 thousand, constituting 0.4% and 0.6% of the total assets as of December 31, 2025 and 2024, respectively, and total net comprehensive income including the share of profit and other comprehensive (loss) income of associate accounted for using the equity method amounted to (NT$122,157) thousand and NT$18,503 thousand, constituting (21.0%) and 1.2% of the parent company only total comprehensive income for the years then ended, respectively.

Responsibilities of management and those charged with governance for the parent company only financial statements

Management is responsible for the preparation and fair presentation of the parent company only financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and for such internal controls as management determines are necessary to enable the preparation of parent company only financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company only financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the Audit Committee, are responsible for overseeing the Company’s financial reporting process.

Independent accountants’ responsibilities for the audit of the parent company only financial statements

Our objectives are to obtain reasonable assurance about whether the parent company only financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but it is not a guarantee that an audit conducted in accordance with the Standards on Auditing of the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these parent company only financial statements.

As part of an audit in accordance with the Standards on Auditing of the Republic of China, we exercise professional judgment and professional skepticism throughout the audit. We also:

1.
Identify and assess the risks of material misstatement of the parent company only financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.
2.
Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls.
3.
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
4.
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the parent company only financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Company to cease to continue as a going concern.
5.
Evaluate the overall presentation, structure and content of the parent company only financial statements, including the footnote disclosures, and whether the parent company only financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
6.
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the parent company only financial statements. We are responsible for the direction, supervision and performance of the Company’s audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding the planned scope and timing of the audit, and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company only financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ Chia-Hung Lin	/s/ Fang-Yu Wang
Chia-Hung Lin	Fang-Yu Wang

For and on behalf of PricewaterhouseCoopers, Taiwan

February 24, 2026

------------------------------------------------------------------------------------------------------------------------------------------------------

The accompanying parent company only financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying parent company only financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

			December 31, 2025		December 31, 2024
Assets		Notes	Amount	%	Amount	%
	Current assets
1100	Cash and cash equivalents	6(1)	$13,205,453	29	$13,568,884	30
1110	Current financial assets at fair value through profit or loss	6(2)	73,150	-	68,970	-
1140	Current contract assets	6(19)	568,088	1	397,747	1
1170	Accounts receivable, net	6(4)	6,042,574	14	5,010,154	11
1200	Other receivables		65,813	-	69,739	-
130X	Inventories	6(5)	3,356,503	8	2,694,594	6
1410	Prepayments		126,539	-	128,123	-
11XX	Total current assets		23,438,120	52	21,938,211	48
	Non-current assets
1517	Non-current financial assets at fair value through other comprehensive income	6(6)	135,172	-	103,013	-
1535	Non-current financial assets at amortized cost	6(3) and 8	43,219	-	43,034	-
1550	Investments accounted for using equity method	6(7)	1,894,564	4	2,024,433	5
1600	Property, plant and equipment	6(8) and 8	18,690,317	41	19,995,370	44
1755	Right-of-use assets	6(9)	804,138	2	1,024,689	2
1840	Deferred tax assets	6(25)	113,049	-	126,213	1
1920	Refundable deposits		20,452	-	18,661	-
1990	Other non-current assets		187,329	1	100,660	-
15XX	Total non-current assets		21,888,240	48	23,436,073	52
1XXX	Total assets		$45,326,360	100	$45,374,284	100

(Continued)

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY BALANCE SHEETS

(Expressed in thousands of New Taiwan dollars)

			December 31, 2025		December 31, 2024
	Liabilities and Equity	Notes	Amount	%	Amount	%
	Liabilities
	Current liabilities
2100	Short-term bank loans	6(10)(28)	$2,706,072	6	$339,364	1
2150	Notes payable		1,596	-	773	-
2170	Accounts payable		1,166,973	3	698,199	2
2200	Other payables	6(11)	3,355,526	8	3,905,487	9
2220	Other payables – related parties	7	12,945	-	26,745	-
2230	Current tax liabilities		92,303	-	41,353	-
2250	Current provisions		78,982	-	35,924	-
2280	Current lease liabilities	6(28)	107,870	-	234,934	-
2320	Long-term bank loans, current portion	6(12)(28) and 8	2,896,893	6	3,326,042	7
2365	Current refund liabilities		10,333	-	36,396	-
2399	Other current liabilities		25,233	-	23,658	-
21XX	Total current liabilities		10,454,726	23	8,668,875	19
	Non-current liabilities
2540	Long-term bank loans	6(12)(28) and 8	9,867,797	22	10,432,539	23
2570	Deferred tax liabilities	6(25)	82,685	-	88,460	-
2580	Non-current lease liabilities	6(28)	726,615	2	820,059	2
2630	Long-term deferred revenue		108,018	-	122,293	-
2640	Net defined benefit liability, non-current	6(13)	57,670	-	146,638	1
2645	Guarantee deposits	6(28)	20,486	-	21,186	-
25XX	Total non-current liabilities		10,863,271	24	11,631,175	26
2XXX	Total liabilities		21,317,997	47	20,300,050	45
	Equity
	Capital stock	6(15)
3110	Capital stock – common stock		7,045,231	16	7,272,401	16
	Capital surplus	6(16)
3200	Capital surplus		5,879,319	13	6,064,637	13
	Retained earnings	6(17)
3310	Legal reserve		3,268,022	7	3,121,210	7
3350	Unappropriated retained earnings		7,793,165	17	8,501,284	19
	Other equity interest	6(18)
3400	Other equity interest		150,741	-	114,702	-
3500	Treasury shares	6(15)	(128,115)	-	-	-
3XXX	Total equity		24,008,363	53	25,074,234	55
	Significant contingent liabilities and unrecognized contract commitments	9
	Significant events after the reporting period	11
3X2X	Total liabilities and equity		$45,326,360	100	$45,374,284	100

The accompanying notes are an integral part of these financial statements

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of New Taiwan dollars, except earnings per share)

			Years ended December 31,
			2025		2024
Items		Notes	Amount	%	Amount	%
4000	Revenue	6(19)	$23,932,900	100	$22,695,909	100
5000	Cost of revenue	6(5)(23)(24)	(21,340,484)	(89)	(19,751,813)	(87)
5900	Gross profit		2,592,416	11	2,944,096	13
	Operating expenses	6(23)(24) and 7
6100	Sales and marketing expenses		(123,382)	(1)	(132,731)	(1)
6200	General and administrative expenses		(491,615)	(2)	(476,351)	(2)
6300	Research and development expenses		(1,077,016)	(4)	(1,162,765)	(5)
6000	Total operating expenses		(1,692,013)	(7)	(1,771,847)	(8)
6500	Other income (expenses), net		238,787	1	99,892	-
6900	Operating profit		1,139,190	5	1,272,141	5
	Non-operating income (expenses)
7100	Interest income	6(20)	174,252	1	174,328	1
7010	Other income		76,081	-	58,066	-
7020	Other gains and losses	6(21)	(374,564)	(2)	329,586	1
7050	Finance costs	6(22)	(300,047)	(1)	(278,684)	(1)
7070	Share of profit of subsidiaries, associates and joint ventures accounted for using equity method	6(7)	(130,990)	(1)	118,255	1
7000	Total non-operating income (expenses)		(555,268)	(3)	401,551	2
7900	Profit before income tax		583,922	2	1,673,692	7
7950	Income tax expense	6(25)	(88,805)	-	(253,697)	(1)
8200	Profit for the year		$495,117	2	$1,419,995	6

(Continued)

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of New Taiwan dollars, except earnings per share)

			Years ended December 31,
			2025		2024
Items		Notes	Amount	%	Amount	%
	Other comprehensive income (loss)
8311	Gain on remeasurements of defined benefit plans	6(13)	$62,804	-	$56,305	-
8316	Unrealized gain (loss) on valuation of equity instruments at fair value through other comprehensive income	6(6)(18)	32,159	-	(17,304)	-
8330	Share of other comprehensive income of subsidiaries, associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss	6(7)	22,084	-	16,978	-
8349	Income tax effect on components that will not be reclassified to profit or loss	6(25)	(18,992)	-	(7,801)	-
8310	Components of other comprehensive income that will not be reclassified to profit or loss		98,055	-	48,178	-
8361	Exchange differences on translation of foreign operations	6(18)	(11,732)	-	18,347	-
8365	Equity directly related to non-current assets held for sale	6(18)	-	-	43,094	-
8360	Components of other comprehensive (loss) income that will be reclassified to profit or loss		(11,732)	-	61,441	-
8300	Other comprehensive income, net of income tax		$86,323	-	$109,619	-
8500	Total comprehensive income for the year		$581,440	2	$1,529,614	6
9750	Earnings per share – basic	6(26)	$0.70		$1.95
9850	Earnings per share – diluted	6(26)	$0.69		$1.93

The accompanying notes are an integral part of these financial statements.

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of New Taiwan dollars)

				Retained earnings		Other equity interest
	Notes	Capital stock – common stock	Capital surplus	Legal reserve	Unappropriated retained earnings	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Equity directly related to non-current assets held for sale	Treasury shares	Total equity
Year 2024
Balance as of January 1, 2024		$7,272,401	$6,064,637	$2,930,973	$8,532,433	$(656)	$96,958	$(43,094)	$-	$24,853,652
Profit for the year		-	-	-	1,419,995	-	-	-	-	1,419,995
Other comprehensive income	6(18)	-	-	-	45,264	18,347	2,914	43,094	-	109,619
Total comprehensive income for the year		-	-	-	1,465,259	18,347	2,914	43,094	-	1,529,614
Appropriation of prior year’s earnings:
Legal reserve		-	-	190,237	(190,237)	-	-	-	-	-
Cash dividends		-	-	-	(1,309,032)	-	-	-	-	(1,309,032)
Disposal of investments in equity instruments at fair value through other comprehensive income	6(18)	-	-	-	2,861	-	(2,861)	-	-	-
Balance as of December 31, 2024		$7,272,401	$6,064,637	$3,121,210	$8,501,284	$17,691	$97,011	$-	$-	$25,074,234
Year 2025
Balance as of January 1, 2025		$7,272,401	$6,064,637	$3,121,210	$8,501,284	$17,691	$97,011	$-	$-	$25,074,234
Profit for the year		-	-	-	495,117	-	-	-	-	495,117
Other comprehensive income (loss)	6(18)	-	-	-	50,236	(11,732)	47,819	-	-	86,323
Total comprehensive income (loss) for the year		-	-	-	545,353	(11,732)	47,819	-	-	581,440
Appropriation of prior year’s earnings:	6(17)
Legal reserve		-	-	146,812	(146,812)	-	-	-	-	-
Cash dividends		-	-	-	(872,688)	-	-	-	-	(872,688)
Disposal of investments in equity instruments at fair value through other comprehensive income	6(18)	-	-	-	48	-	(48)	-	-	-
Purchase of treasury shares	6(15)	-	-	-	-	-	-	-	(943,867)	(943,867)
Cancellation of treasury shares	6(15)(16)(17)	(227,170)	(225,738)	-	(234,020)	-	-	-	686,928	-
Treasury shares transferred to employees	6(14)(15)(16)	-	36,956	-	-	-	-	-	128,824	165,780
Change in shareholding of equity investment		-	3,464	-	-	-	-	-	-	3,464
Balance as of December 31, 2025		$7,045,231	$5,879,319	$3,268,022	$7,793,165	$5,959	$144,782	$-	$(128,115)	$24,008,363

The accompanying notes are an integral part of financial statements.

ChipMOS TECHNOLOGIES INC.

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax		$583,922	$1,673,692
Adjustments to reconcile profit (loss)
Depreciation expenses	6(8)(10)(23)	5,093,374	4,848,824
Expected credit losses (gains)		379	(1,020)
Gain on valuation of financial assets at fair value through profit or loss	6(2)(21)	(18,752)	(48,101)
Interest expense	6(22)	299,645	278,325
Interest income	6(20)	(174,252)	(174,328)
Dividend income		(2,622)	(1,320)
Share-based payment	6(14)	37,342	-
Share of loss (profit) of subsidiaries, associates and joint ventures accounted for using equity method	6(7)	130,990	(118,255)
Gain on disposal of property, plant and equipment		(124,483)	(55,262)
Impairment loss on financial assets	6(7)(21)	10,000	-
Impairment loss on non-financial assets	6(8)	764	18,618
Gain from lease modifications		-	(13)
Deferred income		(24,277)	(22,003)
Changes in operating assets and liabilities
Changes in operating assets
Financial assets mandatorily measured at fair value through profit or loss		14,572	21,866
Current contract assets		(170,393)	(13,809)
Accounts receivable		(1,032,743)	317,191
Other receivables		(975)	(23,886)
Inventories		(661,909)	(125,946)
Prepayments		1,584	(9,160)
Changes in operating liabilities
Notes payable		823	289
Accounts payable		468,774	(86,720)
Other payables		(319,924)	168,762
Other payables – related parties		4,745	(556)
Current provisions		43,058	2,360
Current refund liabilities		(26,063)	(1,271)
Other current liabilities		1,575	67
Net defined benefit liability, non-current		(26,164)	(24,394)
Cash generated from operations		4,108,990	6,623,950
Interest received		177,455	172,882
Dividend received		5,317	3,810
Interest paid		(267,558)	(245,654)
Income tax paid		(49,458)	(603,703)
Net cash generated from operating activities		3,974,746	5,951,285

(Continued)

ChipMOS TECHNOLOGIES INC

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

(Expressed in thousands of New Taiwan dollars)

		Years ended December 31,
	Notes	2025	2024
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at amortized cost		$(43,219)	$(43,034)
Proceeds from repayments of financial assets at amortized cost		43,034	37,411
Acquisition of investments accounted for using equity method	6(7) and 7	-	(12,500)
Return of shares due to capital reduction by the investee for using equity method	6(7)	-	2,985,952
Acquisition of property, plant and equipment	6(27)	(3,851,213)	(5,081,082)
Proceeds from disposal of property, plant and equipment		249,868	74,709
(Increase) decrease in refundable deposits		(1,791)	360
Increase in other non-current assets		(144,368)	(6,811)
Increase in long-term deferred revenue		10,002	23,333
Net cash used in investing activities		(3,737,687)	(2,021,662)
CASH FLOWS FROM FINANCING ACTIVITIES	6(28)
Proceeds from short-term bank loans		8,556,519	3,225,758
Payments on short-term bank loans		(6,189,811)	(2,886,394)
Proceeds from long-term bank loans		3,502,998	1,078,496
Payments on long-term bank loans		(4,516,894)	(2,263,718)
Decrease in guarantee deposits		(700)	(49)
Payments on lease liabilities		(264,485)	(313,213)
Cash dividends paid	6(17)	(872,688)	(1,309,032)
Payments to acquire treasury shares	6(15)	(943,867)	-
Treasury shares sold to employees		128,438	-
Net cash used in financing activities		(600,490)	(2,468,152)
Net (decrease) increase in cash and cash equivalents		(363,431)	1,461,471
Cash and cash equivalents at beginning of year		13,568,884	12,107,413
Cash and cash equivalents at end of year		$13,205,453	$13,568,884

The accompanying notes are an integral part of these financial statements.

Attachment 4

ChipMOS TECHNOLOGIES INC.

Earnings Distribution Table

2025

Unit: NT$

Item	Subtotal	Total	Note
Unappropriated retained earnings at January 1, 2025		$7,481,784,226

After tax earnings of year 2025	495,117,440
Add:Remeasurement of defined benefit plans	50,243,428
Add:Impact from investment accounted for using equity method	39,853
Less:Treasury Stock Cancellation	(234,020,056)
After tax earnings of year plus items other than after tax earnings of year		311,380,665
Less:Appropriation of legal reserve		(31,138,067)
Retained earnings available for distribution as of December 31, 2025		7,762,026,824
Distribution items
Dividends to shareholders (NT$0 per share)		0

Unappropriated retained earnings at December 31, 2025		$7,762,026,824

Note 1: As of December 31, 2025, the number of the Company’s outstanding shares entitled to participate in distribution is 699,983,126 shares.

Chairman: Shih-Jye Cheng	President: Shih-Jye Cheng	Accounting Officer: Silvia Su

Attachment 5

ChipMOS TECHNOLOGIES INC.

The List of Release the Prohibition on Directors

from Participation in Competitive Business

No	Title	Name	Current positions at the other company
1	Director	Kun-Yi Chien	Independent Director / Remuneration Committee Member of AceGreen Eco-Material Technology Co., Ltd.
2	Independent Director	Jyh-Chau Wang	Chairman of Advanced Micro Lux Holding Limited Director of Epileds Technologies, Inc.
3	Independent Director	Hong-Tzer Yang	Director of Taiwan Power Company

Appendix 1

ChipMOS TECHNOLOGIES INC.

Rules of Procedure for Shareholders’ Meeting

I
Shareholders’ meeting of the Company (“Meeting”) shall be conducted in accordance with this Rules of Procedure for Shareholders’ Meeting (the “Rules”).

II
The Company shall specify the time and place for shareholders, solicitors and proxies (collectively “shareholders”) sign-in and others noticeable in the Meeting notice.

The time of shareholders’ sign-in shall be 30 minutes or earlier before the Meeting begins. The place for sign-in shall be indicated expressly and operated by adequate staff. For the virtual shareholders meeting, shareholders may begin to register on the virtual meeting platform 30 minutes before the meeting starts. Shareholders completing registration will be deemed as attend the shareholders meeting in person.

Shareholders shall attend the Meeting upon the attendance certificate, attendance card, or other certificates of attendance. The Company may not arbitrarily add requirements for other documents beyond those showing eligibility to attend presented by shareholders. Solicitors soliciting proxy forms shall also bring identification documents for verification.

The Company shall furnish attending shareholders with an attendance book to sign, or attending shareholders may hand in a sign-in card instead of signing in.

The Company shall furnish attending shareholders with the meeting agenda, annual report, attendance certificate, speech note, ballots and other related meeting documents.

Election ballots shall be furnished as well in the event that director(s) will be elected in that Meeting.

Any government or juristic person shareholder which is a shareholder of the Company may designate more than one person as its representatives to attend the Meeting. When a juristic person is appointed to attend as proxy, it may designate only one person to represent it in the meeting.

In the event of a virtual shareholders meeting, shareholders wishing to attend the meeting online shall register with the Company two days before the meeting date.

In the event of a virtual shareholders meeting, the Company shall upload the meeting agenda book, annual report and other meeting materials to the virtual meeting platform at least 30 minutes before the meeting starts, and keep this information disclosed until the end of the meeting.

II.1
For each shareholders meeting, a shareholder may appoint a proxy to attend the meeting by providing the proxy form issued by the Company and stating the scope of the proxy’s authorization.

A shareholder may issue only one proxy form and appoint only one proxy for any given shareholders meeting, and shall deliver the proxy form to the Company before five days before the date of the shareholders meeting. When duplicate proxy forms are delivered, the one received earliest shall prevail unless a declaration is made to cancel the previous proxy appointment.

After a proxy form has been delivered to the Company, if the shareholder intends to attend the meeting in person or to exercise voting rights by correspondence or electronically, a written notice of proxy cancellation shall be submitted to the Company before two days before the meeting date. If the cancellation notice is submitted after that time, votes cast at the meeting by the proxy shall prevail.

If, after a proxy form is delivered to the Company, a shareholder wishes to attend the shareholders meeting online, a written notice of proxy cancellation shall be submitted to the Company two days before the meeting date. If the cancellation notice is submitted after that time, votes cast at the meeting by the proxy shall prevail.

II.2 To convene a virtual shareholders meeting, the Company shall include the follow particulars in the shareholders meeting notice:

1. How shareholders attend the virtual meeting and exercise their rights.

2. Actions to be taken if the virtual meeting platform or participation in the virtual meeting is obstructed due to natural disasters, accidents or other force majeure events, at least covering the following particulars:

A. To what time the meeting is postponed or from what time the meeting will resume if the above obstruction continues and cannot be removed, and the date to which the meeting is postponed or on which the meeting will resume.

B. Shareholders not having registered to attend the affected virtual shareholders meeting shall not attend the postponed or resumed session.

C. In case of a hybrid shareholders meeting, when the virtual meeting cannot be continued, if the total number of shares represented at the meeting, after deducting those represented by shareholders attending the virtual shareholders meeting online, meets the minimum legal requirement for a shareholder meeting, then the shareholders meeting shall continue. The shares represented by shareholders attending the virtual meeting online shall be counted towards the total number of shares represented by shareholders present at the meeting, and the shareholders attending the virtual meeting online shall be deemed abstaining from voting on all proposals on meeting agenda of that shareholders meeting.

D. Actions to be taken if the outcome of all proposals have been announced and extraordinary motion has not been carried out.

3. To convene a virtual-only shareholders meeting, appropriate alternative measures available to shareholders with difficulties in attending a virtual shareholders meeting online shall be specified. Except in the circumstances set out in Article 44-9, paragraph 6 of the “Regulations Governing the Administration of Shareholder Services of Public Companies”, the shareholders shall at least be provided with connection facilities and necessary assistance, and the period during which shareholders may apply to the Company and other related matters requiring attention shall be specified.

III
Voting at the Meeting shall be calculated based on the number of shares.

With respect to resolutions of shareholders meeting, the number of shares held by a shareholder with no voting rights shall not be calculated as part of the total number of issued shares.

When a shareholder is an interested party in relation to an agenda item, and there is the likelihood that such a relationship would prejudice the interests of the Company, that shareholder may not vote on that item, and may not exercise voting rights as proxy for any other shareholder.

The number of shares for which voting rights may not be exercised under the preceding paragraph shall not be calculated as part of the voting rights represented by attending shareholders.

With the exception of a trust enterprise or a shareholder services agent approved by the competent securities authority, when one person is concurrently appointed as proxy by two or more shareholders, the voting rights represented by that proxy may not exceed three percent of the voting rights represented by the total number of issued shares. If that percentage is exceeded, the voting rights in excess of that percentage shall not be included in the calculation.

IV
The venue for convening the Meeting shall be the location of the Company, or other appropriate place that is convenient for shareholders to attend, and suitable for the Meeting. The time to start the Meeting shall not be earlier than 9:00 a.m. or later than 3:00 p.m. Full consideration shall be given to the opinions of the independent directors with respect to the place and time of the meeting.

The restrictions on the place of the meeting shall not apply when the Company convenes a virtual-only shareholders meeting.

V
If the Meeting is convened by the Board of Directors (the “Board”), the Chairman of the Board shall be the chairman presiding over the Meeting. If the Chairman is on leave or cannot exercise his power and authority for any cause, he/she shall designate one of the directors to act in his/her stead. If the Chairman of the Board does not designate any proxy, directors shall elect one from among themselves to preside over the Meeting.

The director who assumes the acting chair of the Meeting pursuant to the preceding paragraph shall hold an office at least 6 months above and fully understand the situation of finance and business of the Company. The same applies in the case which the chairman is the representative of juristic person shareholder.

It is advisable that shareholders meeting convened by the board of directors be chaired by the chairman in person and attended by a majority of the directors, and Audit Committee convener in person and at least one member of each functional committee on behalf of the committee. The attendance shall be recorded in the meeting minutes.

If the Meeting is convened by any other person entitled to convene the Meeting instead of the Board, such person shall preside over the Meeting. When there are two or more such convening parties, they shall mutually select a chair from among themselves.

VI
The Company may designate its lawyers, certified public accounts or relevant persons to attend the Meeting. Persons handling affairs of the Meeting shall wear an identification card or a badge.

VII
The Company shall record on audio and video tape continuously the entire proceedings of shareholders’ sign-in, Meeting procedures, casting votes and counting votes.

The recording referred to in the preceding paragraph shall be preserved for at least one year. If, however, a shareholder files a lawsuit pursuant to Article 189 of the Company Act, the recording shall be retained until the conclusion of the litigation.

Where a shareholders meeting is held online, the Company shall keep records of shareholder registration, sign-in, check-in, questions raised, votes cast and results of votes counted by the Company, and continuously audio and video record, without interruption, the proceedings of the virtual meeting from beginning to end.

The information and audio and video recording in the preceding paragraph shall be properly kept by the Company during the entirety of its existence, and copies of the audio and video recording shall be provided to and kept by the party appointed to handle matters of the virtual meeting.

In case of a virtual shareholders meeting, the Company is advised to audio and video record the back-end operation interface of the virtual meeting platform.

VIII
The calculation of the attendance of the Meeting shall be based on the shares represented. The number of shares in attendance shall be calculated in accordance with the attendance book or submitted sign-in cards, and the shares checked in on the virtual meeting platform plus the number of shares whose voting rights exercised in writing or by electronic method.

The chairman shall call the Meeting to order at the time scheduled for the Meeting. And announce relevant information such as the number of non-voting rights and the number of shares present.

However, when the attending shareholders do not represent a majority of the total issued shares of the Company, the chairman may postpone the time for Meeting. The postponements shall be limited to two times at the most and Meeting shall not be postponed for longer than one hour in the aggregate. If, after two postponements, the attending shareholders still represent less than one third of the total issued shares of Company, the chairman shall declare the meeting adjourned. In the event of a virtual shareholders meeting, the Company shall also declare the meeting adjourned at the virtual meeting platform.

If the quorum is not met after two postponements as referred to in the preceding paragraph, but the attending shareholders represent one third or more of the total issued shares, a tentative resolution may be adopted pursuant to Paragraph 1 of Article 175 of the Company Act; all shareholders shall be notified of the tentative resolution and another Meeting shall be convened within 1 month. In the event of a virtual shareholders meeting, shareholders intending to attend the meeting online shall re-register to the Company in accordance with Article II.

When, prior to conclusion of the Meeting, the attending shareholders represent a majority of the total issued shares, the chairman may resubmit the tentative resolution for a vote by the Meeting pursuant to Article 174 of the Company Act.

IX
Unless otherwise provided by law or regulation, the Company’s shareholders meeting shall be convened by the board of directors.

Unless otherwise provided in the “Regulations Governing the Administration of Shareholder Services of Public Companies”, the Company that will convene a shareholders’ meeting with video conferencing shall expressly provide for such meetings in the Company’s Articles of Incorporation and obtain a resolution of the board of directors. Furthermore, convening of a virtual-only shareholders’ meeting shall require a resolution adopted by a majority vote at a meeting of the board of directors attended by at least two-thirds of the total number of directors.

Changes to how the Company convenes its shareholders meeting shall be resolved by the board of directors, and shall be made no later than mailing of the shareholders meeting notice.

The Company shall prepare electronic versions of the shareholders meeting notice and proxy forms, and the origins of and explanatory materials relating to all proposals, including proposals for ratification, matters for deliberation, or the election or dismissal of directors and upload them to the Market Observation Post System (MOPS) before 30 days before the date of a regular shareholders meeting or before 15 days before the date of a special shareholders meeting. The Company shall prepare electronic versions of the shareholders meeting agenda and supplemental meeting materials and upload them to the MOPS before 21 days before the date of the regular shareholders meeting or before 15 days before the date of the special shareholders meeting. If, however, the Company has the paid-in capital of NT$10 billion or more as of the last day of the most current fiscal year, or total shareholding of foreign shareholders and PRC shareholders reaches 30% or more as recorded in the register of shareholders of the shareholders meeting held in the immediately preceding year, transmission of these electronic files shall be made by 30 days before the regular shareholders meeting. In addition, before 15 days before the date of the shareholders meeting, the Company shall also have prepared the shareholders meeting agenda and supplemental meeting materials and made them available for review by shareholders at any time. The meeting agenda and supplemental materials shall also be displayed at the Company and the professional shareholder services agent designated thereby.

The Company shall make the meeting agenda and supplemental meeting materials in the preceding paragraph available to shareholders for review in the following manner on the date of the shareholders meeting:

1. For the physical shareholders meeting, to be distributed on-site at the meeting.

2. For the hybrid shareholders meeting, to be distributed on-site at the meeting and shared on the virtual meeting platform.

3. For the virtual-only shareholders meeting, electronic files shall be shared on the virtual meeting platform.

The reasons for convening a shareholders meeting shall be specified in the meeting notice and public announcement. With the consent of the addressee, the meeting notice may be given in electronic form.

Election or dismissal of directors, amendments to the articles of incorporation, reduction of capital, application for the approval of ceasing its status as a public company, approval of competing with the company by directors, surplus profit distributed in the form of new shares, reserve distributed in the form of new shares, the dissolution, merger, or demerger of the corporation, or any matter under Article 185, paragraph 1 of the Company Act, Articles 26-1 and 43-6 of the “Securities Exchange Act”, Articles 56-1 and 60-2 of the “Regulations Governing the Offering and Issuance of Securities by Securities Issuers” shall be set out and the essential contents explained in the notice of the reasons for convening the shareholders meeting. None of the above matters may be raised by an extraordinary motion.

Where re-election of all directors as well as their inauguration date is stated in the notice of the reasons for convening the shareholders meeting, after the completion of the re-election in said meeting such inauguration date may not be altered by any extraordinary motion or otherwise in the same meeting.

A shareholder holding 1% or more of the total issued shares of the Company may submit to the Company a written proposal for discussion at an annual Meeting. However, each of such shareholders can only submit 1 proposal. Otherwise, all of his/her proposals shall not be included in the meeting agenda. In the event that any proposal made by a shareholder falls within the scope of the circumstances set forth in any subparagraph of Paragraph 4 of Article 172-1 of the Company Act, the Board may exclude such proposal from the meeting agenda. A shareholder may submit a proposal for urging a company to promote public interests or fulfill its social responsibilities and the number of proposal proposed is limited to one only and no proposal containing more than one will be included in the meeting agenda under Article 172-1 of the Company Act.

The Company shall, prior to the date on which transfer registration is suspended for the convention of an annual Meeting, give a public announcement regarding the period, method and places for shareholders to submit proposals in writing or electronically. Such period shall not be less than 10 days.

A shareholder’s proposal shall be limited to 300 words. Any proposal with a text length that exceeds 300 words shall be excluded from the agenda. The shareholder who submitted a proposal shall attend the annual Meeting in person or by his/her proxy to participate in the discussion regarding the proposal made by him/her.

The Company shall, prior to the date of Meeting notice issuance, inform the shareholders who submitted proposals the proposal screening result, and shall list the proposals that conform to this Article in the Meeting notice. At the Meeting, the Board shall explain the reasons for exclusion of any shareholder’s proposal in the meeting agenda.

If a Meeting is convened by the Board, the meeting agenda shall be provided by the Board, The meeting shall proceed in the order set by the agenda (including extraordinary motions and revision of original proposal) which may not be changed without a resolution of the shareholders meeting.

The preceding paragraph shall apply mutatis mutandis to cases where the Meeting is convened by a person, other than the Board, who is entitled to convene such Meeting.

The chairman shall not announce adjournment of the Meeting until the agenda set in the two preceding paragraphs (including the special motions) is duly resolved by the Meeting. However, in the event that the chairman violates the Rules and Procedures and announces the adjournment of the Meeting, the other members of the board of directors shall promptly assist the attending shareholders in electing a new chair in accordance with statutory procedures, by agreement of a majority of votes represented by shareholders present at the Meeting to act as the chairman and continue the Meeting.

X
A shareholder who wishes to speak in the Meeting shall first fill out a speech note, specifying therein the summary of the speech, his/her shareholder’s number (or the number of his/her attendance certificate) and the name of the shareholder. The sequence of speeches by shareholders should be decided by the chairman. Any shareholder who present at the Meeting submits his/her speech note but does not actually speak in the Meeting shall be deemed as no such speech has been made. If the contents of the speech of the shareholder are inconsistent with the contents of the speech note, the contents of actual speech shall prevail. Unless otherwise permitted by the chairman and the shareholder in speaking, no shareholder shall interrupt the speeches of other shareholders; otherwise the chairman shall stop such interruption immediately.

XI
Unless otherwise permitted by the chairman, each shareholder shall not speak more than two times for each proposal. Each speech shall not take more than 5 minutes. In the event that any speech of any shareholder violates this provision or exceeds the scope of the proposal, the chairman may stop the speech of such shareholder.

XII
A juristic person shareholder designates two or more representatives to represent it at the Meeting, only one of the representatives so designated can speak for one proposal.

XIII
After the speech of a shareholder, the chairman may respond by himself/herself or appoint an appropriate person to do so.

Where a virtual shareholders meeting is convened, shareholders attending the virtual meeting online may raise questions in writing at the virtual meeting platform from the chair declaring the meeting open until the chair declaring the meeting adjourned. No more than two questions for the same proposal may be raised. Each question shall contain no more than 200 words. The regulations in Articles X to XII do not apply.

As long as questions so raised in accordance with the preceding paragraph are not in violation of the regulations or beyond the scope of a proposal, it is advisable the questions be disclosed to the public at the virtual meeting platform.

XIV
The chairman shall allow ample opportunity during the meeting for explanation and discussion of proposals and of amendments or extraordinary motions put forward by the shareholders; when the chairman may announce to end the discussion of any resolution and go into voting if the chairman deems it appropriate for voting.

XV
The person(s) to supervise and the person(s) to record the ballots during a vote by casting ballots shall be designated by the chairman. However, the person(s) supervising the recording of the ballots shall be shareholders of the Company. Vote counting for shareholders' meeting proposals or elections shall be conducted in publicly venue of the Meeting. The voting results, including the total number of votes, shall be announced on-site immediately and recorded in the Meeting minutes.

The election of directors at a shareholder’s meeting shall be held in accordance with the applicable election and appointment rules adopted by the Company, and the voting results shall be announced on-site immediately, including the name and the number of voting rights by each candidate.

The ballots for the elections set forth in the preceding paragraph shall be sealed and signed by the persons monitoring the ballots and properly kept for at least 1 year.

However, if a shareholder files a lawsuit pursuant to Article 189 of the Company Act, such ballots shall be kept until the conclusion of such litigation.

XVI
During the Meeting, the chairman may set time for intermission at his/her discretion. In the event of any force majeure, the chairman may suspend the Meeting temporarily and announce the time which the Meeting will be resumed subject to the actual situation.

If a Meeting cannot be finished with the agenda (including special motions) while the arranged venue of the Meeting can no longer be used, a resolution to find another place to continue the Meeting may be adopted.

A resolution may be adopted to postpone or continue the Meeting within 5 days according to Article 182 of the Company Act.

XVII
A shareholder shall be entitled to one vote for each share held, except when the shares are restricted shares or are deemed non-voting shares under Article 179, paragraph 2 of the Company Act.

Shareholders of the Company should exercise their voting rights by electronic and in writing means. When voting rights are exercised in writing or by electronic method, the method of exercise shall be specified in the meeting notice. Shareholders who exercised their voting rights in writing or by electronic method shall be deemed as attended the Meeting in person. However, such shareholders' voting rights in respect to the special motions and amendments to the original proposals at the Meeting shall be deemed to be waived by such shareholders; it is therefore advisable that the Company avoid the submission of extraordinary motions and amendments to original proposals.

The shareholder who intends to exercise his/her voting rights in writing or by electronic method as stated in the preceding paragraph shall serve the Company his/her voting rights exercising result in writing (the “Voting Exercising”) no later than two (2) days prior to the Meeting. If two or more Voting Exercising is received by the Company from one shareholder, the first one received by the Company shall prevail, unless the later one is sent to revoke the previous one.

The shareholder who has exercised his/her voting rights in writing or by electronic method and thereafter wants to attend the Meeting in person or online shall revoke his/her Voting. Exercising via the same method he/she took previously to serve his/her Voting. Exercising to the Company by at least two (2) day before the Meeting. In the event that the shareholder fails to revoke his/her Voting Exercising on time, the Voting Exercising shall prevail. If a shareholder has exercised his/her voting right in writing or by electronic method but also appoints a proxy by power of attorney to attend the Meeting, the voting rights exercised by the proxy shall prevail.

Unless otherwise provided in the Company Act or the Company’s Articles of Incorporation, a resolution of the Meeting shall be adopted by a majority of votes represented by shareholders present at the Meeting.

At the time of a vote, for each proposal, the chair or a person designated by the chair shall first announce the total number of voting rights represented by the attending shareholders, followed by a poll of the shareholders. After the conclusion of the meeting, on the same day it is held, the results for each proposal, based on the numbers of votes for and against and the number of abstentions, shall be entered into the MOPS.

When the Company convenes a virtual shareholders meeting, after the chair declares the meeting open, shareholders attending the meeting online shall cast votes on proposals and elections on the virtual meeting platform before the chair announces the voting session ends or will be deemed abstained from voting.

In the event of a virtual shareholders meeting, votes shall be counted at once after the chair announces the voting session ends, and results of votes and elections shall be announced immediately.

When the Company convenes a hybrid shareholders meeting, if shareholders who have registered to attend the meeting online in accordance with Article II decide to attend the physical shareholders meeting in person, they shall revoke their registration two days before the shareholders meeting in the same manner as they registered. If their registration is not revoked within the time limit, they may only attend the shareholders meeting online.

When shareholders exercise voting rights by correspondence or electronic means, unless they have withdrawn the declaration of intent and attended the shareholders meeting online, except for extraordinary motions, they will not exercise voting rights on the original proposals or make any amendments to the original proposals or exercise voting rights on amendments to the original proposal.

XVIII
If there is an amendment or alternative for a proposal, the chairman shall determine the sequence of voting for the amended proposal and the original proposal. If any one of the above has been resolved, the others shall be deemed vetoed and no further voting is necessary.

XIX
Matters relating to the resolutions of a shareholders meeting shall be recorded in the meeting minutes. The meeting minutes shall be signed or sealed by the chair of the meeting and a copy distributed to each shareholder within 20 days after the conclusion of the meeting. The meeting minutes may be produced and distributed in electronic form.

The Company may distribute the meeting minutes of the preceding paragraph by means of a public announcement made through the MOPS.

The meeting minutes shall accurately record the year, month, day, and place of the meeting, the chair’s full name, the methods by which resolutions were adopted, and a summary of the deliberations and their voting results (including the number of voting rights), and disclose the number of voting rights won by each candidate in the event of an election of directors. The minutes shall be retained for the duration of the existence of the Company.

Where a virtual shareholders meeting is convened, in addition to the particulars to be included in the meeting minutes as described in the preceding paragraph, the start time and end time of the shareholders meeting, how the meeting is convened, the chair’s and secretary’s name, and actions to be taken in the event of disruption to the virtual meeting platform or participation in the meeting online due to natural disasters, accidents or other force majeure events, and how issues are dealt with shall also be included in the minutes.

When convening a virtual-only shareholder meeting, other than compliance with the requirements in the preceding paragraph, the Company shall specify in the meeting minutes alternative measures available to shareholders with difficulties in attending a virtual-only shareholders meeting online.

XX
On the day of a shareholders meeting, the Company shall compile in the prescribed format a statistical statement of the number of shares obtained by solicitors through solicitation, the number of shares represented by proxies and the number of shares represented by shareholders attending the meeting by correspondence or electronic means, and shall make an express disclosure of the same at the place of the shareholders meeting. In the event a virtual shareholders meeting, the Company shall upload the above meeting materials to the virtual meeting platform at least 30 minutes before the meeting starts, and keep this information disclosed until the end of the meeting.

During the Company’s virtual shareholders meeting, when the meeting is called to order, the total number of shares represented at the meeting shall be disclosed on the virtual meeting platform. The same shall apply whenever the total number of shares represented at the meeting and a new tally of votes is released during the meeting.

If matters put to a resolution at a shareholders meeting constitute material information under applicable laws or regulations or under Taiwan Stock Exchange Corporation regulations, the Company shall upload the content of such resolution to the MOPS within the prescribed time period.

XXI
The chairman may engage disciplinary officers or security personnel to assist to keep the order of the Meeting. Such disciplinary officers or security personnel shall wear armbands bearing the word “Proctor.” or identification cards.

At the place of a shareholders meeting, if a shareholder attempts to speak through any device other than the public address equipment set up by the Company, the chair may prevent the shareholder from so doing.

When a shareholder violates the rules of procedure and defies the chair’s correction, obstructing the proceedings and refusing to heed calls to stop, the chair may direct the proctors or security personnel to escort the shareholder from the meeting.

XXII
In the event of a virtual shareholders meeting, the Company shall disclose real-time results of votes and election immediately after the end of the voting session on the virtual meeting platform according to the regulations, and this disclosure shall continue at least 15 minutes after the chair has announced the meeting adjourned.

XXIII
When the Company convenes a virtual-only shareholders meeting, both the chair and secretary shall be in the same location, and the chair shall declare the address of their location when the meeting is called to order.

XXIV
In the event of a virtual shareholders meeting, the Company may offer a simple connection test to shareholders prior to the meeting, and provide relevant real-time services before and during the meeting to help resolve communication technical issues.

In the event of a virtual shareholders meeting, when declaring the meeting open, the chair shall also declare, unless under a circumstance where a meeting is not required to be postponed to or resumed at another time under Article 44-20, paragraph 4 of the “Regulations Governing the Administration of Shareholder Services of Public Companies”, if the virtual meeting platform or participation in the virtual meeting is obstructed due to natural disasters, accidents or other force majeure events before the chair has announced the meeting adjourned, and the obstruction continues for more than 30 minutes, the meeting shall be postponed to or resumed on another date within five days, in which case Article 182 of the Company Act shall not apply.

For a meeting to be postponed or resumed as described in the preceding paragraph, shareholders who have not registered to participate in the affected shareholders meeting online shall not attend the postponed or resumed session.

For a meeting to be postponed or resumed under the second paragraph, the number of shares represented by, and voting rights and election rights exercised by the shareholders who have registered to participate in the affected shareholders meeting and have successfully signed in the meeting, but do not attend the postpone or resumed session, at the affected shareholders meeting, shall be counted towards the total number of shares, number of voting rights and number of election rights represented at the postponed or resumed session.

During a postponed or resumed session of a shareholders meeting held under the second paragraph, no further discussion or resolution is required for proposals for which votes have been cast and counted and results have been announced, or list of elected directors.

When the Company convenes a hybrid shareholders meeting, and the virtual meeting cannot continue as described in second paragraph, if the total number of shares represented at the meeting, after deducting those represented by shareholders attending the virtual shareholders meeting online, still meets the minimum legal requirement for a shareholder meeting, then the shareholders meeting shall continue, and not postponement or resumption thereof under the second paragraph is required.

Under the circumstances where a meeting should continue as in the preceding paragraph, the shares represented by shareholders attending the virtual meeting online shall be counted towards the total number of shares represented by shareholders present at the meeting, provided these shareholders shall be deemed abstaining from voting on all proposals on meeting agenda of that shareholders meeting.

When postponing or resuming a meeting according to the second paragraph, the Company shall handle the preparatory work based on the date of the original shareholders meeting in accordance with the requirements listed under Article 44-20, paragraph 7 of the “Regulations Governing the Administration of Shareholder Services of Public Companies”.

For dates or period set forth under Article 12, second half, and Article 13, paragraph 3 of “Regulations Governing the Use of Proxies for Attendance at Shareholder Meetings of Public Companies”, and Article 44-5, paragraph 2, Article 44-15, and Article 44-17, paragraph 1 of the “Regulations Governing the Administration of Shareholder Services of Public Companies”, the Company shall handle the matter based on the date of the shareholders meeting that is postponed or resumed under the second paragraph.

XXV
When convening a virtual-only shareholders meeting, the Company shall provide appropriate alternative measures available to shareholders with difficulties in attending a virtual shareholders meeting online. Except in the circumstances set out in Article 44-9, paragraph 6 of the “Regulations Governing the Administration of Shareholder Services of Public Companies”, the shareholders shall at least be provided with connection facilities and necessary assistance, and the period during which shareholders may apply to the Company and other related matters requiring attention shall be specified.

XXVI
In regard to all matters not provided herein, the provisions provided in the Company Act and the Articles of Incorporation of the Company shall govern.

XXVII
These Rules and Procedures shall become effective from the date it is approved by the Meeting. The same applies in case of amendment. The Rules and Procedures were adopted on April 27, 1998. The first amendment was made on June 5, 2002. The second amendment was made on April 12, 2007. The third amendment was made on June 17, 2013. The fourth amendment was made on June 3, 2015. The fifth amendment was made on June 9, 2020. The sixth amendment was made on July 12, 2021. The seventh amendment was made on May 26, 2022. The eighth amendment was made on May 27, 2025.

Appendix 2

ChipMOS TECHNOLOGIES INC.

Articles of Incorporation

SECTION I GENERAL PROVISIONS

Article 1

The Company has been incorporated as a company limited by shares under the Company Act. The name of the Company is “南茂科技股份有限公司” in Chinese, and “ChipMOS TECHNOLOGIES INC.” in English.

Article 2

The scope of business of the Company shall be as follows:

CC01080 Electronic Parts and Components Manufacturing,

I501010 Product Designing,

F119010 Wholesale of Electronic Materials,

CC01120 Data Storage Media Manufacturing and Duplicating, and

F401010 International Trade (limited to the import and export of the registered business items)

The research, development, production, manufacturing, and sales of the products listed below:

1. Assembly and testing services for functional highly integrated memory semiconductors (principal products are DRAM with 64Mb, 256Mb and above).

2. Assembly and testing services for mixed-signal products and its modules.

3. Assembly and testing services for flat-panel display (FPD) driver ICs and FPD driver modules.

4. LCOS optical engine sub-systems.

5. Surface-mount technology and its related products.

6. Trading (import and export) of the products relating to the above.

Article 3

The Company may conduct investment which is necessary for its business operations, and may act as a shareholder with limited liability of another company by the resolution of the Board of Directors. The total amount of the Company’s investment shall not be subject to the restriction of the total amount of the investment provided in Article 13 of the Company Act.

Article 4

The Company may provide guarantee as required by its business operations in accordance with the Operational Procedures for Endorsements and Guarantees.

Article 5

The Company establishes its head office in Hsinchu Science Park, and may, when necessary, establish branches domestically or abroad in accordance with the laws and regulations by the resolution of the board of directors and with the approval of the competent authorities.

Article 6

Public announcements of the Company shall be made in accordance with Article 28 of the Company Act.

SECTION II CAPITALSTOCK

Article 7

The total capital of the Company shall be in the amount of 9,700,000,000 New Taiwan Dollars, divided into 970,000,000 shares, of which the par value is 10 New Taiwan Dollars per share. For the shares not yet issued, the board of directors is authorized to issue such shares in installments based on the actual need.

970,000,000 New Taiwan Dollars included in the total capital under paragraph 1, which is equivalent to 97,000,000 shares at a par value of 10 New Taiwan Dollars each, shall be reserved for the employee stock options. The board of directors is authorized to issue such shares in installments based on the actual need.

Article 7-1

If the Company issues the employee stock options after the Company has been listed on a stock exchange, the Company may issue the employee stock options at a price below the market price; provided however, that such issuance shall be adopted by two-thirds or more of the shareholders present at a shareholders' meeting who represent the majority of the total number of issued shares. The employee stock options may be issued in installments within a year after the resolution of the shareholders' meeting.

In the event that the Company buys back treasury stocks and transfers them to the employees at a price below the average buy-back price, before making the transfer, the Company shall obtain the approval of two-thirds or more of the shareholders present at a shareholders' meeting who represent the majority of the total number of issued shares.

Article 7-2

The employees entitled to receive treasury stock bought back by the company in accordance with the Company Act may include employees of parents or subsidiaries of the Company meeting certain specific requirements.

The employees entitled to receive share subscription warrants may include employees of parents or subsidiaries of the Company meeting certain specific requirements.

When the Company issues new shares, the employees entitled to subscribe the new shares may include employees of parents or subsidiaries of the Company meeting certain specific requirements.

The employees entitled to receive restricted stock may include employees of parents or subsidiaries of the Company meeting certain specific requirements.

Article 8

The stock certificates of the Company shall be in a name-bearing form, and shall be made in accordance with the relevant regulations of the Company Act. The shares may be issued without printing share certificates; provided however, that the shares issued without share certificates shall be registered with a centralized securities depository enterprise.

Article 9

The matters related to the shares of the Company shall be conducted in accordance with the Regulations Governing the Administration of Shareholder Services of Public Companies and other related laws and regulations.

Article 10

Registration for transfer of shares shall be suspended sixty days prior to the date of an annual meeting of the shareholders, thirty days prior to the date of a special meeting of the shareholders, or five days prior to the record day for the distribution of dividend, bonus, or any other benefit by the Company.

SECTION III SHAREHOLDERS’ MEETING

Article 11

Meetings of the shareholders are of two kinds: annual meetings and special meetings. Annual meetings shall be held at least once a year and shall be convened within six months after the close of each fiscal year in accordance with the law. Special meetings shall be held when necessary according to the law.

In case a shareholder is unable to attend the shareholders’ meeting, he or she may appoint a representative to attend the meeting by issuing a letter of proxy prepared by the Company in which the scope of proxy shall be indicated with the signature or chop affixed that comply with Article 177 of the Company Act.

Article 11-1

The Company shall notify the shareholders of the shareholders' meetings thirty days in advance of an annual meeting, and fifteen days in advance of a special meeting. The meeting notice shall set forth the date, time, place and purposes of the meeting.

Article 11-2

Shareholders who hold 1% or more of the total issued shares may propose a matter to be discussed at the annual shareholders' meeting in writing. The relevant matters shall be handled in accordance with Article 172-1 of the Company Act.

Article 11-3

The shareholders’ meeting of the Company can be held by means of visual communication network or other methods promulgated by the central competent authority.

In case a shareholders’ meeting is preceded via visual communication network, the shareholders taking part in such a visual communication meeting shall be deemed to have attended the meeting in person.

Article 12

For shareholders of the Company, each share shall be entitled to one vote. However, shares held in accordance with Article 179 of the Company Act or relevant laws and regulations do not have any voting right.

Article 13

Except as otherwise provided by the relevant laws and regulations, the resolution of a shareholders' meeting shall be adopted by a majority vote of the shareholders present who represent the majority of the total number of the issued shares.

Article 13-1

In case the Company plans to revoke its public company status, the revocation shall be subject to a resolution of the shareholders' meeting. This provision shall not be modified when the stocks of the Company are registered with the Emerging Stock Market or the Company is listed on a stock exchange.

Article 14

The shareholders’ meeting convened by the board of directors shall be presided over by the Chairperson of the board of directors. In case of his or her absence, a proxy shall be designated in accordance with Article 208 of the Company Act.

Article 15

The resolutions of a shareholders' meeting shall be recorded in the meeting minutes, which shall be signed or stamped by the chairperson of the meeting and shall be distributed to the shareholders within twenty days after the meeting.

The making and distribution of the meeting minutes in the preceding paragraph may be made by electronic methods. The company which is a public company may distribute the meeting minutes by making a public announcement.

SECTION IV DIRECTORS

Article 16

The Company shall have nine to eleven directors to be elected by the shareholders' meeting from among candidates of legal capacity. The term of the directors shall be three years. The directors may be re-elected and re-appointed. The Company adopts the candidate nomination system under Article 192-1 of the Company Act for the election of directors and independent directors. The directors and independent directors shall be elected by the shareholders from the list of candidates. The matters regarding the acceptance and the announcement of the nomination of directors and independent directors shall be handled in accordance with the laws and regulations related to the Company Act and the Securities and Exchange Act, and in accordance with the Company's rules related to the election of directors and independent directors.

Article 16-1

The Company shall have independent directors in accordance with Article 14-2 of the Securities and Exchange Act. Among the directors, there shall be three to five independent directors, the total number of which shall not be less than one-third of the directors.

The chairman and president or the same position are the same person or spouse or first-degree relatives. There must be at least four independent directors and more than half of the directors should not serve as employees or managers.

The professional qualifications, shareholding, term, restrictions on holding concurrent positions, and other requirements of the independent directors shall be handled in accordance with relevant laws and regulations promulgated by securities authorities.

Article 16-2

The Company shall establish an audit committee in accordance with Articles 14-4 of the Securities and Exchange Act, which shall consist of all independent directors.

Article 17

The board of directors consists of directors. The chairperson of the board of directors shall be elected from among the directors by a majority vote at a meeting attended by two-thirds or more of the directors. The chairperson of the board of directors shall act in his capacity to represent the Company externally and shall comply with Article 195 of the Company Act.

The chairperson of the board of directors shall preside over the shareholders' meeting and the board of directors meeting, and shall externally represent the company to perform his or her duties accorded by law. In his or her absence, a proxy shall be designated in accordance with Article 208 of the Company Act. If the board of directors meeting is held via visual communication meeting, the directors who attend the meeting via visual communication meeting shall be deemed as attending the meeting in person.

Article 18

Except as otherwise provided by the Company Act, a resolution of the board of directors is adopted if it is approved by the majority of the directors present at a meeting attended by the majority of the directors. The board of directors meeting shall be held at least quarterly. A director may appoint another director to attend the board of directors meeting on his or her behalf; provided however that a letter of proxy listing the scope of authorization with regard to the agenda of the meeting is issued. Each director may only act as the proxy for one director.

The stipulation regarding the meeting minutes for shareholders' meeting under Article 15 shall be applied to the board of directors meetings, mutatis mutandis.

Article 19

The board of directors has the authority to:

1. review the business policy and mid-term and long-term development plan;

2. review and supervise the operation of the annual business plan;

3. review and approve the budget and review the settlement of accounts;

4. review plans for increase or decrease in capital;

5. review proposals for the distribution of profits or covering of losses;

6. review and approve material agreements;

7. submit the proposal to the shareholders' meeting with regard to distribution of profits, amendment of the Articles of Incorporation, change of capital, and dissolution or merger of the Company;

8. review and approve the charter documents and important business rules of the Company;

9. approve material project of capital expenditure;

10. appoint and terminate the president and vice president(s);

11. execute the resolutions of the shareholders' meeting;

12. hold the shareholders' meeting and prepare business reports; and

13. handle other matters required or permitted by the law.

Article 20

The scope of authority of the audit committee shall be the performance of the responsibilities of supervisors specified under the Company Act, Securities and Exchange Act and other relevant laws and regulations, and the authorities stipulated under the charter document in respect of the audit committee of the Company.

Article 21

The resolution of the audit committee shall be adopted with the consent of the majority of the committee members.

Article 21-1

The board of directors is authorized to determine the remuneration of all directors based on the level of involvement of and the value of contribution by the directors, taking into account the level of remuneration given by companies in the same industry.

Article 21-2

The Company should purchase liability insurance for its directors and independent directors in relation to the liabilities to be borne by them under the law for the performance of their responsibilities during the office term.

SECTION V OFFICERS

Article 22

The Company shall appoint one president and one or more vice presidents based on its business needs. The president shall be nominated by the chairperson of the board of directors and comply with Article 29 of the Company Act.

Article 23

The president shall act in accordance with the instructions of the chairperson of the board of directors and manage the business of the Company in accordance with the resolutions of the board of directors and shareholders' meeting and these Articles of Incorporation. Except for the vice presidents, the president may nominate other officers and has the right of performance evaluation. The vice presidents shall assist the president in the daily operation of the Company.

SECTION VI ACCOUNTING

Article 24

The fiscal year of the Company shall commence from January 1 of each year and end on December 31 of the same year, and shall conduct the assessment of settlement of accounts after the close of each fiscal year. The board of directors shall prepare the following reports and shall send such reports to the audit committee for review thirty days before the annual shareholders' meeting, and then submit such reports to the annual shareholders' meeting for recognition:

1. a business report;

2. financial statements; and

3. a proposal on the distribution of profits or covering of losses.

Article 25

If there is profit in any given year, the Company shall set aside 10% thereof as employee compensation, of which the amount distributed to non-executive employees shall not be less than 3% of the profit. The board of directors may resolve to pay said compensation in the form of shares or cash. Such compensation may be paid to the employees of an affiliated company who meet the conditions set by the board of directors. The board of directors may resolve to set aside no more than 0.5% of the above-mentioned profit as the remuneration of the directors. A proposal on the compensation for the employees and remuneration of the directors shall be presented at the shareholders' meeting. If the Company has accumulated losses, the amount for making up said losses shall be reserved before setting aside the compensation for the employees and the remuneration of directors at the rates stated above.

Article 25-1

Upon the final settlement of accounts, if there is net profit, the Company shall first set aside the tax payable and offset its losses before setting aside a legal capital reserve at 10% of the remaining profit. The Company shall then set aside or reverse the special capital reserve in accordance with the laws and regulations and as requested by the competent authorities. The remaining profit of that fiscal year, as well as the accumulated undistributed profit at the beginning of the same year and the adjusted undistributed profit of the given fiscal year, shall be distributable profit. If there is any surplus distributable profit after the board of directors sets aside a reserve based on the Company's operational needs, such surplus profit may be distributed in full or in part to shareholders as dividends, subject to the approval of the shareholders' meeting.

A proposal on the distribution of dividends shall be submitted by the board of directors annually to the shareholders' meeting, and be based on factors such as past years' profit, the current and future investment environment, the Company's capital needs, competition in the domestic and foreign markets, and budgets, with an aim to pursuing shareholders' interests and balancing the dividend distribution and the long-term financial plan of the Company. The distribution of profits of the Company can be made in the form of cash dividends or stock dividends, provided that the cash dividend shall account for at least 10% of the total profit distributed as dividends in the given year.

SECTION VII SUPPLEMENTARYPROVISIONS

Article 26

The internal organization of the Company and the detailed procedures of business operation shall be determined separately by the board of directors.

Article 27

Matters not provided for in these Articles of Incorporation shall be handled in accordance with the Company Act.

Article 28

These Articles of Incorporation are agreed upon and signed by all the promoters of the Company on July 17, 1997. The first amendment was made on April 27, 1998. The second amendment was made on May 18, 2000. The third amendment was made on June 5, 2002. The fourth amendment was made on June 26, 2003. The fifth amendment was made on June 11, 2004. The sixth amendment was made on June 15, 2005. The seventh amendment was made on August 2, 2005. The eighth amendment was made on June 15, 2006. The ninth amendment was made on April 12, 2007. The tenth amendment was made on June 28, 2007. The eleventh amendment was made on December 17, 2007. The twelfth amendment was made on March 30, 2010. The thirteenth amendment was made on June 22, 2012. The fourteenth amendment was made on June 17, 2013. The fifteenth amendment was made on December 30, 2014. The sixteenth amendment was made on January 28, 2016. The seventeenth amendment was made on May 26, 2017. The eighteenth amendment was made on June 10, 2019. The nineteenth amendment was made on June 9, 2020. The twentieth amendment was made on July 12, 2021. The twenty-first amendment was made on May 26, 2022. The twenty-second amendment was made on May 27, 2025.

ChipMOS TECHNOLOGIES INC.

Chairman: Shih-Jye Cheng

Appendix 3

ChipMOS TECHNOLOGIES INC.

Shareholdings of All Directors

Record date: March 28, 2026

Title	Name	Number of shares held at present	Percentage of issued shares
Chairman	Shih-Jye Cheng	5,160,161	0.73%
Director	Siliconware Precision Industries Co., Ltd. Representative : Kun-Yi Chien	78,910,390	11.20%
Director	Siliconware Precision Industries Co., Ltd. Representative : David Chang
Director	Silvia Su	346,101	0.05%
Independent Director	Yuh-Fong Tang	─	─
Independent Director	Yeong-Her Wang	─	─
Independent Director	Jyh-Chau Wang	─	─
Independent Director	Hong-Tzer Yang	─	─
Independent Director	Fu-Chen Lin	─	─
Shareholdings of All Directors		84,416,652	11.98%

Note: 1. As of March 28, 2026, the total amount of issued shares of the Company is 704,523,126 shares.

2. The number of independent directors exceeds half of the total number of directors of the Company and Audit Committee is set up pursuant to the laws. Therefore, the provisions of minimum percentage requirements for the shareholding of directors and supervisors shall not be applied.